SESI, L.L.C.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

March 7, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	Irene Barberena-Meissner, Staff Attorney
Division of Corporate Finance

Re:	SESI, L.L.C.
Registration Statement on Form S-4, File No. 333-223256

Ladies and Gentlemen:

On March 5, 2018, SESI, L.L.C. (the “Issuer”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on March 7, 2018, at 3:00 p.m., Eastern Time. By this letter, the Issuer hereby withdraws the acceleration request dated March 5, 2018.

If you have any questions, please call John M. Greer of Latham & Watkins LLP at (713) 546-7472.

Very truly yours,

SESI, L.L.C.

	By:	/s/ Westervelt T. Ballard, Jr.
		Name:	Westervelt T. Ballard, Jr.
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	William B. Masters, Superior Energy Services, Inc.
Jennifer N. Phan, Superior Energy Services, Inc.
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP